SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: January 13, 2000



                                  BIORA AB

                    Ideon/Malmo, S-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33


           Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              X     Form 20-F       ____ Form 40-F


           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           ____ Yes              X       No


           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

           Not applicable.

           This Form 6-K consists of a press release issued by Biora AB on January 13, 2000 announcing several new distribution agreements.



 BIORA OPENS THE WAY TO NEW MARKETS
 IN ASIA AND SOUTH AMERICA

 Malmo, January 13,2000. Biora AB (Nasdaq BIORY) has signed distribution agreements with well-established distributors in Korea, Taiwan, Puerto Rico and Colombia. The distributor in Korea is HansMedical Company Ltd, in Taiwan Taiwan Major Chemical & Pharmaceutical Corp, in Puerto Rico Ophtimed Instruments and in Colombia Exsal Ltda. The agreement in Colombia also includes sales and distribution in Venezuela, Ecuador, Peru and Panama.

 "Our principal product Emdogain has now achieved broader acceptance and greater attention in the American market, which was apparent at the yearly specialist conference in September, based on the attention we received as well as sales during the conference", said Biora's CEO Tomas Hammargren. "It is Biora's opinion that a number of dentists and specialists from countries where we are now beginning to sell our products have attended these conferences."

 "In our judgment, we have made progress in exposing our products to opinion leaders in each targeted country. We therefore believe that sales can commence immediately upon receipt of approval from the authorities. In addition, we have noticed on our home page "biora.com"significant interest in our products from specialists in the specific countries where we now plan to start marketing."


 Biora develops manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

 This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                               BIORA AB


 Dated: January 13, 2000       By:   /s/ Anders Agering
                                    --------------------------
                                    Anders Agering
                                    Chief Financial Officer